Exhibit 99.1

Dear Brenmiller Energy Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Meeting”), to be held on January 24, 2023 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”).

Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on December 27, 2022 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Avraham Brenmiller
Chairman of the Board of Directors

December 20, 2022

Brenmiller Energy Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Brenmiller Energy Ltd. (the “Company”) will be held on January 24, 2023 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on the agenda for the Meeting:

1.	To approve an investment through a private placement by certain investors.

2.	To approve an investment through a private placement by Mr. Avraham Brenmiller, Company’s controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board of Directors (“Mr. Avraham Brenmiller”).

3.	To approve an amendment to the Company’s Compensation Policy of the Company’s officers and directors.

4.	To approve a grant equity-based compensation in exchange of accrued and unpaid employee’s salary to Mr. Avraham Brenmiller.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” of each of the above proposed resolutions, which are described in the attached proxy statement.

Record Date

Shareholders of record at the close of business on December 27, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, par value NIS 0.02 per ordinary share (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders registered as Company’s shareholders in Israel and beneficial owners in the name of a member of the Tel Aviv Stock Exchange (“TASE”)

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation. Shareholders who hold shares through members of the TASE and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than January 24, 2023 at 12p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority, no later than January 24, 2023 at 10a.m. Israel time. You should receive instructions about electronic voting from the TASE member through which you hold your Ordinary Shares.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israel Companies Law 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ofir Zimmerman, Chief Financial Officer of the Company, and/or Avraham Brenmiller, Chief Executive Officer of the Company and Chairman of the Board of Directors, or to vote in person at the Meeting.

Other Shareholders who are beneficial owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Sincerely,

Avraham Brenmiller
Chairman of the Board of Directors

December 20, 2022

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